Alliance Leicester

RECEIVED
2006 JUL 19 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

06015307

6 July 2006

SUPPL

Dear Sir or Madam

File No. 82-4964
Alliance & Leicester plc, Rule 12g3-2(b) Exemption

Please find enclosed certain information furnished on behalf of Alliance & Leicester plc, Rule 12g3-2(b) File No. 82-4964, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**) for the 1 May to 30 June 2006.

Such information is being furnished with the understanding that it will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information shall constitute an admission for any purpose that Alliance & Leicester plc is subject to the Exchange Act.

Yours sincerely,

Sandra Odell
Deputy Secretary

Tel : 0116 200 4352
Fax : 0116 200 4390
Email : sandra.odell@alliance-leicester.co.uk

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

ENCLS

1990006 (4/05)

Alliance & Leicester plc

Rule 12g3-2(b) File No. 82-4964
List of Enclosed Information

May 2006

Information made public pursuant to the laws of England and Wales

G88(2) Return of Allotment of Shares x 25 – various dates

Information filed with the UKLA or the LSE and made public thereby

2 May - AGM Trading Statement
3 May - 2006 Annual General Meeting Results
8 May - 6 month return re A&L Share Incentive Plan; A&L Approved Executive Share Option Scheme 1998; A&L Unapproved Executive Share Option Scheme 1998; A&L Deferred Bonus Scheme 1998; A&L Unapproved Executive Share Option Scheme August 1999; A&L Deferred Bonus Scheme 1999
8 May - Director/PDMR Shareholding
12 May - Annual Information Update
24 May - Publication of Prospectus
26 May - 6 Month return re A&L Unapproved Executive Share Option Scheme 1999 (May)
26 May - Notification of major interests in shares

June 2006

G88(2) Return of Allotment of Shares x 7 – various dates

Information filed with the UKLA or the LSE and made public thereby

6 June - Rule 2.10 Disclosure
6 June - Notification of Transations of PDMR's x 16
12 June - Pre-Close Trading Statement
16 June - Rule 2.10 Disclosure

Information distributed to the Company's security holders

Dividend Payment Voucher

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

RECEIVED
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12 / 05 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,333	1,332	600
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	871.5	834	881

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Kathleen Freeman	Class of shares allotted: Ordinary	Number allotted: 3,265
Address: 8 Barton Road Barlestone Nuneaton CV13 0EP		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 16-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4439
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,192	7,129	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	632	364.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached schedules	Class of shares allotted: Ordinary	Number allotted: 12,321
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 15-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

05-May-06

Alliance Leicester

2002 3 Year Maturity 14th Tranche

Name		Address					Total Options Exercised
CAROLINE	BACKLAND	50 Rose Avenue	Bootle	Merseyside		L20 6LW	300
CATHERINE	BARRETT	17 Marnwood Road	Westvale	Kirkby	Merseyside	L32 5TL	120
PATRICIA	BOWMAN	39 Davidson Road	Old Swan	Liverpool	Merseyside	L13 2BT	120
WENDY	CLEWES	15 Jasmine Court	Narborough	Leicester		LE9 5WH	30
PAMELA	FINNIGAN	5 Pinetree Avenue	Groby	Leicester		LE6 0NQ	120
KATHERINE	FLYNN	12 Oldfield Road	Sale	Cheshire		M33 2AQ	240
MARK	GRIFFIN	3 The Gables	Upper Packington Ro	Ashby De La Zouch	Leicestershire	LE65 1EH	601
JEAN	JONES	4 Massams Lane	Formby	Merseyside		L37 7BE	150
GILLIAN	JONES	32 Devonfield Road			Liverpool	L9 3BQ	60
JOHN	JONES	32 Devonfield Road	Orrell Park	Liverpool	Merseyside	L9 3BQ	60
AARTI	JOSHI	21 Dundonald Road	Leicester			LE4 5GE	300
RESHMA	KUMAR	28 Townsend Close	Leicester	Leicestershire		LE4 7RW	300
PRAVINA	MISTRY	233a Loughborough Roa	West Bridgford	Nottingham	Nottinghamshire	NG2 7EG	90
CAROLE	NEVE	29 Truleigh Drive	Mile Oak	Portslade	East Sussex	BN41 2YQ	90
ROMILAH	PATTNI	8 Archer Close	Leicester	Leicestershire		LE9 7RA	240
MARIE	RINTOUL	86 Stanley Road	Litherland	Liverpool		L21 9JU	180
MICHAEL	ROBINSON	11 Queensway	Weddington		Nuneaton	CV10 0DB	300
JOLENE	RUSHE	4 Hillside Villas	Ballyholland	Newry	County Down	BT34 2NH	150
JOHN	SHERMAN	2 Apple Barn Court	Long Mill Lane	Crouch	Sevenoaks	TN15 8QF	300
GERARD	SMITH	8D Turner Avenue	Bootle			L20 6HJ	120
SARAH	STURGESS	2 Goosedale Court	Tong		Bradford	BD4 0TT	300
CHRISTINE	WILLIAMS	12 Harvington Drive	Southport	Merseyside		PR8 2QT	601
TRACEY	WOOD	6 Denham Close	West Derby	Liverpool	Merseyside	L12 0PA	150
CHRISTOPHER	WOOLLATT	15 Fairstone Hill	Oadby	Leicester	Leicestershire	LE2 5RL	150
DAWN	YOUNG	29 The Knoll	Plymouth	Devon		PL7 4SH	120
							5192

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

09-May-06

Alliance Leicester

2000 5 Year Maturity 14th Tranche

Name		Address					Total Options Exercised
KATHARINE	ARCHER	9 Moss Lane	Bootle	Merseyside		L20 0EA	555
ELLEN	CHAMBERLAIN	74 Turnbull Drive	Leicester			LE3 2JU	463
ERIC	HYNES	10 Charlesworth Close	Lydiate	Merseyside		L31 4AB	4630
NIGEL	KILBEY	5 Orchard Close	East Hanney	Wantage	Oxfordshire	OX12 0JD	926
STEPHEN	STAMMERS	Lynton House	13 Long Pastures	Glemsford	Sudbury	CO10 7SS	555
							7129

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,991	463	156
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.4	754.4

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Denise O'Connell	Class of shares allotted: Ordinary	Number allotted: 4,991
Address: The Limes Church Lane Shearsby Lutterworth - Leics		
UK postcode: LE17 6PG		
Name: Adrian Hallard	Class of shares allotted: Ordinary	Number allotted: 463
Address: Hay Farm House Belmont Road Ipstones Staffs		
UK postcode: ST10 2JR		
Name: Karen Spencer	Class of shares allotted: Ordinary	Number allotted: 156
Address: 20 Fairway Kibworth Beauchamp Leics		
UK postcode: LE8 0LB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 15-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,678	1,593	1,612
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lorna Cooper	Class of shares allotted: Ordinary	Number allotted: 3,271
Address: The Holliers 4 Wolsey Lane Fleckney Leics		
UK postcode: LE8 8BR		
Name: Janice Stratton	Class of shares allotted: Ordinary	Number allotted: 1,612
Address: The Old Post Office Main Street Bruntingthorpe Lutterworth - Leics		
UK postcode: LE17 5QF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes, Alliance & Leicester plc	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 4377	
DX number 11000	DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 / 05 / 2006	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,352	1,394	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	795	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Wendy Luczywo	Class of shares allotted: Ordinary	Number allotted: 1,352
Address: 36 Main Street Nailstone Nuneaton Warks		
UK postcode: CV12 0QE		
Name: Marie Bell	Class of shares allotted: Ordinary	Number allotted: 1,394
Address: 117 Southport Road Bootle Merseysid		
UK postcode: 120 9ee		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Surjit Purewal, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

coform File No. 82-4964.

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,793		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Poulton	Class of shares allotted: Ordinary	Number allotted: 1,793
Address: Grange Lodge, Rowton Lane, Rowton, Cheshire		
UK postcode: CH3 6AT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 05-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	143		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	668		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 143
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 28.04.06

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address						Total Options Exercised
MR	DAVID	PADGHAM	BRIXWORTH HOUSE	98 SWAN LANE	SELLINDGE	ASHFORD	KENT	TN25 6HD	143
									143

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	89	6,380	230
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	644.4	632	689

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 6,699
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

646 4

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 28.04.06

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	PATRICIA	COLLIER	100 BRAMBER AVENUE NORTH	PEACEHAVEN	EAST SUSSEX	BN10 8DL	89
							89

622

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 04.04.05

Alliance Leicester

Early Exercise 2002 Scheme

28.04.06

Name			**Address**				**Total Options Exercised**
MRS	SARAH	SALISBURY	51 HALL ROAD	SCRAPTOFT	LEICESTER	LE7 9SJ	1008
MR	LESLIE	PARRY	42 DARLEY DRIVE	WEST DERBY	LIVERPOOL	L12 8QR	1378
MR	THOMAS	JAGGER	72 RAWLINSON ROAD	SOUTHPORT	MERSEYSIDE	PR9 9NE	1722
MRS	TANYA	MCCORMACK	18 BEECH AVENUE	PLEAB	STIRLING	FK7 8DR	206
MR	ANDREW	RAWCLIFFE	29 RAWLINSON ROAD	SOUTHPORT	MERSEYSIDE	PR9 9NE	1722
MRS	ELIZABETH	SCULPHER	6 FURZELL AVENUE	FAREHAM	HANTS	PO16 8UD	344
							6380

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 28.04.06

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address						Total Options Exercised
MR	DAVID	PADGHAM	BRIXWORTH HOUSE	98 SWAN LANE	SELLINDGE	ASHFORD	KENT	TN25 6HD	230
									230

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,530		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	632		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
See attached schedule	Ordinary	1,530
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

21-Apr-06

Alliance Leicester

2002 3 Year Maturity 13th Tranche

Name		Address					Total Options Exercised
IRENE	BAILEY	9 Charnwood Street	Coalville	Leicester		LE67 3DH	60
JANE	DODD	34 Main Road	Twycross	Warwickshire		CV9 3PL	450
JOAN	HARDING	45 Kendal Drive	Maghull	Liverpool	Merseyside	L31 9AX	240
YASMEN	SIMJEE	64 Everest Court	Leicester			LE1 2PN	180
VINOD	SONI	6 Mallard Drive	Syston	Leicester		LE7 1ZL	300
SARAH	WHITLOCK	48 Welwyn Road	Hinckley	Leicestershire		LE10 1JE	300
							1530

63

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2006			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,597	1,822	1,572
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alan Hughes	Class of shares allotted: Ordinary	Number allotted: 1,597
Address: 22 Far Moss Road Blundellsands Liverpool		
UK postcode: L23 8TQ		
Name: Mark Jones	Class of shares allotted: Ordinary	Number allotted: 3,394
Address: 35 Burnham Drive Whetstone Leicester		
UK postcode: LE8 6HY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31 / 03 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,516	1,439	1,411
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	765.5	795	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lloyd Lewis	Class of shares allotted: Ordinary	Number allotted: 2,955
Address: 12 Meadoway Tarleton Preston		
UK postcode: PR4 6NA		
Name: Kevin Daley	Class of shares allotted: Ordinary	Number allotted: 1,411
Address: 5 Kingscourt Road West Derby Liverpool		
UK postcode: L12 8RD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	3 1	0 3	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,494	1,332	500
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Julie Hughes	Class of shares allotted: Ordinary	Number allotted: 1,494
Address: 22 Far Moss Road Blundellsands Liverpool Merseysid		
UK postcode: L23 8TQ		
Name: Alan Smith	Class of shares allotted: Ordinary	Number allotted: 1,832
Address: Woodhill Ormes Lane Wolverhampton		
UK postcode: WV6 8LL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,688	485	553
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	871.5	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Pearson	Ordinary	1,688
Address: 17 Church Green, Formby, Liverpool, Merseyside		
UK postcode: L37 2LN		
Name: Helen Riley	Ordinary	1,038
Address: 4 Hedgebank Close, Liverpool		
UK postcode: L9 9JB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	178	1,755	1,668
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	871.5	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ian Tandy	Ordinary	178
Address: Bridle Cottage, Fernie Chase, Thorpe Langton, Leics		
UK postcode: LE16 7SE		
Name: Alastair Price	Ordinary	3,423
Address: Four Winds, Houghton Hill, Houghton, Huntingdon - Cambs		
UK postcode: PE28 2BS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06 / 04 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,698	1,673	1,976
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Janice Stratton Address: The Old Post Office Main Street Bruntingthorpe Leics UK postcode: LE17 5QF	Ordinary	1,698
Name: Stuart Wilson Address: 15 Malthouse Meadow Hillfield Hall Solihull UK postcode: B92 7DY	Ordinary	1,673
Name: Nigel Cadman Address: 43 Talbot Way Stapeley Nantwich Cheshire UK postcode: CW5 7RR	Ordinary	1,976
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ Date 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	792	1,253	1,447
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Claire Hubbard	Ordinary	2,045
Address: 11 Alice Gardens Whetstone Leicester		
UK postcode: LE8 6WH		
Name: Barbara Collier	Ordinary	1,447
Address: Anvils Rest Forge End East Stour Dorset		
UK postcode: SP8 5NF		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,510	10,290	10,460
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	860	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Russell Simm	Class of shares allotted: Ordinary	Number allotted: 32,260
Address: Wheelwrights Coreley Ludlow Shropshire		
UK postcode: SY8 3AS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 07 Month 04 Year 2006	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	16,109	1,466	1,491
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Russell Simm	Ordinary	16,109
Address: Wheelwrights Coreley Ludlow Shropshire		
UK postcode: SY8 3AS		
Name: Nicholas Cooper	Ordinary	1,466
Address: 24 Heron Road Oakham Rutland		
UK postcode: LE15 6BN		
Name: Wendy Luczywo	Ordinary	1,491
Address: 36 Main Street Nailstone Nuneaton Warks		
UK postcode: CV13 0QE		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,687	1,601	1,988
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Stuart Hall	Ordinary	3,288
Address: 6 Badsworth Road Warmsworth Doncaster		
UK postcode: DL4 9LH		
Name: Christopher Richardson	Ordinary	1,988
Address: 41 Lynton Drive Hillside Southport		
UK postcode: PR8 4QG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	490	1,254	1,534
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	455.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Howard Worthington Address: 15 Westover Road, Maghull, Liverpool UK postcode: L31 7BT	Ordinary	490
Name: James Cubbon Address: 27 Pool Street, Crossens, Southport, Merseyside UK postcode: PR9 8HZ	Ordinary	1,254
Name: David Bland Address: 32 Coales Gardens, Market Harborough, Leics UK postcode: LE16 7NY	Ordinary	1,534
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

co*form*

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,041	8,924	9,067
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	860	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Lawrence	Class of shares allotted: Ordinary	Number allotted: 28,032
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,270	5,813	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	871.5	860	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Ian Lawrence	Ordinary	9,083
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

cojform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(if shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,689	1,500	1,619
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Karen Wiggsin	Ordinary	3,189
Address: 27 Bull Lane Liverpool		
UK postcode: L9 8DA		
Name: Stephen Parish	Ordinary	1,619
Address: 5 The Huntings Kirby Muxloe Leicester		
UK postcode: LE9 2BX		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 03 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,538	6,625	2,771
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	8805.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Robinson Address: 9 Outwoods Close Atherstone Warks UK postcode: CV9 2NU	Ordinary	15,934
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ **Date** 02-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day / Month / Year	Day / Month / Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28 / 03 / 2006	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	846	3,331	3,294
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	900.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Jeanette Moreau	Class of shares allotted: Ordinary	Number allotted: 846
Address: 127 Liverpool Road South Maghull Merseyside		
UK postcode: L31 7AE		
Name: Andrew Robinson	Class of shares allotted: Ordinary	Number allotted: 6,625
Address: 9 Outwoods Close Atherstone Warks		
UK postcode: CV9 2NU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 02-May-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park,Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

RNS Number:2976C
Alliance & Leicester PLC
02 May 2006

AGM TRADING STATEMENT

The following is an extract from the report that will be presented at Alliance & Leicester plc's Annual General Meeting on 2 May 2006:

In the first three months of 2006 Alliance & Leicester has achieved strong franchise growth.

We have continued to focus our lending activities on the homeowner and commercial sectors with net mortgage lending of £1.4bn and commercial lending balances increasing to £5.8bn in the first three months of 2006. In our personal unsecured lending operations gross lending in the first three months was lower than in the same period last year, and our balances are unchanged from the end of 2005 at £3.5bn. This reflects the tightening of our credit criteria over the past 12 months and our focus on maintaining high credit standards.

We have continued to see good new business volumes in each of our other core products with particularly strong growth in new personal and business banking current accounts.

Our asset quality remains strong and better than industry averages.

Contacts

Should you have any queries on these announcements, please contact: -

Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088 07798 580525
Mark Jones	Head of Investor Relations	Tel. 0116 200 4492 07798 581007
Press Office		Tel. 0116 200 3355

Disclaimer

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty

because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

END

Alliance & Leicester PLC : Result of AGM

RNS Number:3885C
Alliance & Leicester PLC
03 May 2006

File No. 82-4964

Alliance & Leicester plc

2006 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company held on 2 May 2006;

Resolution	For No. of Votes	Discretionary No. of Votes	Against No.of Votes	Vote Witheld No.of Votes	Poll Yes/No
1. To receive the Directors'Report and Accounts and the Auditor's Report for the year ended 31 December 2005	195,886,672	3,953,292	890,507	522,232	Yes
2.To declare a final dividend	197,266,446	3,898,278	54,382	33,597	Yes
3. To re-elect Mr R A Pym as a director	196,334,975	4,068,303	595,066	254,359	Yes
4. To re-elect Mr D J Bennett as a director	196,386,390	4,077,465	522,476	266,372	Yes
5. To re-elect Mr R M Mctighe as a director	196,028,343	4,087,085	846,578	290,697	Yes
6. To elect Mr M R Aish as a director	195,944,972	4,130,484	832,747	344,500	Yes
7. To elect Sir Derek Higgs as a director	195,945,466	4,114,409	876,386	316,442	Yes
8. To elect Mr R J Duke as a director	196,191,734	4,153,892	577,024	330,053	Yes
9. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit Committee to determine the remuneration of the auditors	191,785,611	3,993,446	2,773,063	2,700,582	Yes
10. To approve the Directors Remuneration Report for the year ended 31 December 2005	191,291,603	4,071,510	3,069,634	2,819,955	Yes
11. To approve the increase of the Company's authorised share capital by the creation of sterling, dollar and euro preference shares	195,191,194	4,130,270	1,481,142	450,092	yes
12. To authorise the directors to allot relevant securities	193,555,636	4,348,332	2,860,572	488,163	Yes
13. To authorise the directors to allot equity securities for cash	195,399,781	4,360,506	989,580	501,841	Yes
14. To adopt the new Articles of Association of the company	195,499,221	4,377,326	856,871	519,285	Yes
15. To authorise the Company to purchase its own shares	189,761,078	4,292,607	6,894,331	304,687	Yes
16. To approve amendments to the rules of the Alliance & Leicester plc Share Incentive Plan	194,292,645	4,359,670	1,867,332	733,056	Yes
17. To approve the Alliance & Leiester plc 2006 Restricted Share Plan	193,870,261	4,373,726	2,296,948	711,768	Yes
18. To approve the Alliance & Leicester plc 2006 Company Share Option Plan	187,864,696	4,375,317	3,034,035	5,978,655	Yes
19. To approve the Alliance & Leicester plc 2006 ShareSave plan	195,350,181	4,352,882	978,229	571,411	Yes
20. To approve the Alliance & Leicester plc 2006 Deferred Bonus Plan	193,707,222	4,387,149	2,426,478	731,851	Yes

Total Cards Received	49,613
Total Web Votes	644
Total Crest Votes	236
Total Telephone Votes	0
Total Cards Processed	50,493

The issued share capital as at the meeting date was 450,428,459

The Speeches given by Sir Derek Higgs - Chairman and Richard Pym - Group Chief Executive are available on the Alliance & Leicester corporate website - www.alliance-leicester-group.co.uk

RNS Number:6215C
Alliance & Leicester PLC
08 May 2006

File No. 82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Share Incentive Plan

3. Period of return:

From 05/10/05 To 05/04/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,830,117

5. Number of shares issued / allotted under scheme during period:

71,652

6. Balance under scheme not yet issued / allotted at end of period

1,758,465

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

05/04/04 - 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,332,970

Contact for queries

Name Sandra Odell - Deputy Secretary
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1998

3. Period of return:

From 03/10/05 To 03/04/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

18,412

5. Number of shares issued / allotted under scheme during period:

17,737

6. Balance under scheme not yet issued / allotted at end of period

675

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 - 102,657

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,320,645

Contact for queries

Name Sandra Odell - Deputy Secretary
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1998

3. Period of return:

From 03/10/05 To 03/04/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

136,158

5. Number of shares issued / allotted under scheme during period:

55,588

6. Balance under scheme not yet issued / allotted at end of period

80,570

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 - 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,320,645

Contact for queries

Name Sandra Odell - Deputy Secretary
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1998

3. Period of return:

From 03/10/05 To 03/04/06

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

10,837

5. Number of shares issued / allotted under scheme during period:

4,703

6. Balance under scheme not yet issued / allotted at end of period

6,134

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

03/04/98 - 18,124

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,320,645

Contact for queries

Name	Sandra Odell - Deputy Secretary
Telephone	0116 200 4352

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme August 1999

3. Period of return:

From 11/08/05 To 11/02/06

4. Balance under scheme from previous return:

134,216

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

128,173

7 Balance under scheme not yet issued/allotted at end of period

6,043

8. Number and class of securities originally listed and the date of admission

11/9/99 - 401,500

9. Total number of securities in issue at the end of the period

448,984,984

10. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification - 8 May 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/08/05 To 25/02/06

4. Balance under scheme from previous return:

34,982

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

Nil

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

34,982

8. Number and class of securities originally listed and the date of admission

25/08/99 - 123,000

9. Total number of securities in issue at the end of the period

448,996,664

10. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name of duly authorised officer of issuer responsible for making notification

Simon Lloyd
Group Secretary

Date of notification - 8 May 2006

END

File No. 82-4964

Regulatory Announcement

Go to market news section

Free annual report

Company	Alliance & Leicester PLC
TIDM	AL.
Headline	Director/PDMR Shareholding
Released	16:30 08-May-06
Number	6214C

Alliance Leicester

RNS Number:6214C
Alliance & Leicester PLC
08 May 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	11	11.22
D J Bennett	Yes	Yes	11	11.22
C S Rhodes	Yes	Yes	11	11.22
T S Lloyd	Yes		11	11.22
S Murphy	Yes		11	11.22
S Baum	Yes		11	11.22
G Wilkinson	Yes		11	11.22
S Dawkins	Yes		11	11.22
L Permutt	Yes		11	11.22
I D Buchanan	Yes		11	11.22
A P Lee	Yes		11	11.22
R J Hopwood	Yes		11	11.22
I J Hares	Yes		11	11.22
G Pilkington	Yes		11	11.22
B Glover	Yes		11	11.22
S Leonard	Yes		11	11.22

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Alliance & Leicester Share Incentive Plan Trustee Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

176

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£11.22

13. Date and place of transaction

5 May 2006 - New shares allotted, off market transaction in the United Kingdom

14. Date issuer informed of transaction

8 May 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell
Deputy Secretary

Date of notification
8 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

File No. 82-4964

Regulatory Announcement

Go to market news section

Free annual report

Alliance Leicester

Company	Alliance & Leicester PLC
TIDM	AL.
Headline	Annual Information Update
Released	16:30 12-May-06
Number	8953C

RNS Number:8953C
Alliance & Leicester PLC
12 May 2006

ALLIANCE & LEICESTER PLC - Annual Information Update

In according with Prospectus Rule 5.2, Alliance & Leicester plc submits its first Annual Information Update, following the publication of our 2005 financial statements in March 2006. This Annual Information Update refers to information that has been published or made available to the public in the UK and the USA in compliance with the Company's obligations under European Community and national laws and rules dealing with the regulation of securities, issuers of securities and securities markets. The Company is obliged to provide this Annual Information Update by virtue of having transferable debt securities listed or admitted to trading on regulated markets in London.

The Annual Information update covers the 12 months up to and including 30 April 2006.

Announcements made via RNS in London

The following announcements were made by Alliance & Leicester plc:-

Announcement	Date	RNS No.
AGM Statement	03.05.05	7870L
Chairman steps down	03.05.05	8284L
AGM Resolutions	04.05.05	8798L
Blocklisting 6 Monthly Returns	04.05.05	8808L
Director's Appointment - Malcolm Aish	20.05.05	5578M
Restated Results 2004 (IFRS)	25.05.05	7747M
Director's Interests - Malcolm Aish	31.05.05	9393M
Major Interest - Legal & General Plc	31.05.05	9402M
Blocklisting 6 Monthly Returns	31.05.05	9416M
Director's Interests - Peter Barton	06.06.05	1868N
Pre-Close Trading Statement	20.06.05	7874N
PDMR/Director share interests - SIP allocation	27.07.05	3817P
Block Listing 6 Monthly Returns	27.07.05	3823P
Interim Results 2005	01.08.05	5686P
PDMR/Director share dealing - Ian Lawrence	08.08.05	8849P
PDMR/Director share interests - Grant of Options	09.08.05	9192P
PDMR/Director share dealing - Bill Sutton	09.08.05	9198P

PDMR/Director share dealing - Laurence Permutt	10.08.05	9620P
PDMR/Director share dealing - Sean Murphy	12.08.05	0430Q
PDMR/Director share dealing - Shaun Astley	25.08.05	4971Q
Blocklisting 6 monthly return	25.08.05	4972Q
PDMR/Director share interests - Grant of Options	31.08.05	6646Q
Appointment - David Bennett to Easyjet plc	20.09.05	5164R
Major Interest in Company - Legal & General plc	03.10.05	1378S
Director share dealing - Michael Allen	03.10.05	1380S
Appointment - Sir Derek Higgs as Chairman	05.10.05	2225S
PDMR/Director share dealing - Simon Baum	27.10.05	2315T
PDMR/Director share dealing - Sir Derek Higgs	02.11.05	5415T
PDMR/Director share dealing - Ian Lawrence	08.11.05	8348T
Blocklisting 6 Month Return	08.11.05	8350T
PDMR/Director share dealing - Russell Simm	21.11.05	4421U
PDMR/Director share dealing - Gary Wilkinson	22.11.05	5005U
PDMR/Director share dealing - Ian Lawrence	25.11.05	7097U
Pre-Close Trading Statement	01.12.05	002V
PDMR/Director share dealing - Chris Rhodes	5.12.05	1649V
PDMR/Director share dealing - Stephen Leonard & Michael Thomas	5.12.05	1652V
PDMR/Director share dealing - Richard Pym,	5.12.05	1656V
PDMR/Director share dealing - David Bennett	5.12.02	1659V
PDMR/Director share dealing - Richard Banks	5.12.05	1661V
PDMR/Director share dealing Graham Pilkington, Stuart Dawkins & Andrew Robinson	6.12.05	2400V
PDMR/Director share dealing - Richard Pym	12312.05	5983V
Director Appointment - Rodney Duke	15.12.05	7348V
PDMR/Director share dealing - Richard Banks	15.12.05	7618V
PDMR/Director share dealing - Ian Lawrence	15.12.05	7622V
PDMR/Director share dealing - Richard Pym	21.12.05	0684W
PDMR/Director share dealing - Richard Banks	21.12.05	0702W
PDMR/Director share dealing - Stephen Leonard & Andrew Robinson	29.12.05	2227W
PDMR/Director share interest - SIP Allocation	16.1.06	0052X
Blocklisting 6 Month Return	16.1.06	0062X
Richard Pym appointed Chairman of Halfords	02.02.06	8454X
Final Results 2005	26.2.06	9528Y
PDMR/Director share dealing - Richard Pym	28.2.06	0799Z
PDMR/Director share dealing - Richard Banks	28.2.06	0802Z
PDMR/Director share dealing - David Bennett	28.2.06	0804Z
PDMR/Director share dealing - Chris Rhodes	28.2.06	0806Z
PDMR/Director share dealing - Simon Baum	28.2.06	0809Z
PDMR/Director share dealing - Stuart Dawkins	28.2.06	0810Z
PDMR share dealing - I Lawrence, B Sutton, G Wilkinson S Leonard & A Lee	28.2.06	0812Z
PDMR/Director share dealing - Laurence Permutt & Graham Pilkington	01.03.06	1453Z
PDMR/Director share dealing - Michael Thomas & Shaun Astley	01.03.06	1470Z
PDMR/Director share interest - Grant of Exec Options	10.03.06	6118Z
Director share dealing - Rodney Duke	13.03.06	7217Z
Director share dealing - Margaret Salmon	13.03.06	7219Z
PDMR/Director share dealing - Richard Banks	15.03.06	8456Z
2005 Accounts available on Website	15.03.06	8457Z
PDMR share dealing - Andrew Robinson	20.03.06	0803A
PDMR share dealing - Graham Pilkington	05.04.06	0528B
PDMR share dealing - Graham Pilkington	05.04.06	0540B
PDMR share dealing - Laurence Permutt	12.04.06	4656B

The above announcements were released via RNS and can be downloaded from www.alliance-leicester-group.co.uk or the market news page of the London Stock Exchange website www.londonstockexchange.com

Announcements made via Companies House

The Company filed the following forms with Companies House within the 12 month period ended 30 April 2006.

Document	Date	Description
88(2)R	11/05/2005	Allotment of Shares
88(2)R	11/05/2005	Allotment of Shares
88(2)R	11/05/2005	Allotment of Shares
88(2)R	11/05/2005	Allotment of Shares
88(2)R	11/05/2005	Allotment of Shares
Special Resolution	12/05/2005	Purchase Market Shares, Disapplication of Pre-Emption Rights; Authority to Allot Securities; Adoption of Memorandum & Articles
288b	18/05/2005	Resignation of Director - David Brougham
Listing of Particulars	18/05/2005	Euro Medium Term Loan Note Programme
88(2)R	24/05/2005	Allotment of Shares
88(2)R	24/05/2005	Allotment of Shares
395	25/05/2005	Particulars of a Mortgage or Charge
88(2)R	01/06/2005	Allotment of Shares
88(2)R	01/06/2005	Allotment of Shares
288a	03/06/2005	Appointment of Director - Malcolm Aish
88(2)R	03/06/2005	Allotment of Shares
88(2)R	08/06/2005	Allotment of Shares
88(2)R	08/06/2005	Allotment of Shares
88(2)R	21/06/2005	Allotment of Shares
88(2)R	21/06/2005	Allotment of Shares
Accounts	21/06/2005	Annual Report & Accounts for 2004
88(2)R	30/06/2005	Allotment of Shares
88(2)R	30/06/2005	Allotment of Shares
88(2)R	30/06/2005	Allotment of Shares
88(2)R	30/06/2005	Allotment of Shares
88(2)R	01/07/2005	Allotment of Shares
88(2)R	07/07/2005	Allotment of Shares
88(2)R	25/07/2005	Allotment of Shares
88(2)R	09/08/2005	Allotment of Shares
88(2)R	15/08/2005	Allotment of Shares
88(2)R	15/08/2005	Allotment of Shares
88(2)R	15/08/2005	Allotment of Shares
88(2)R	15/08/2005	Allotment of Shares
88(2)R	15/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	30/08/2005	Allotment of Shares
88(2)R	31/08/2005	Allotment of Shares
88(2)R	06/09/2005	Allotment of Shares
88(2)R	06/09/2005	Allotment of Shares

88(2)R	06/09/2005	Allotment of Shares
288c	07/09/2005	Change of Directors Particulars - Chris Rhodes
88(2)R	14/09/2005	Allotment of Shares
88(2)R	14/09/2005	Allotment of Shares
88(2)R	15/09/2005	Allotment of Shares
88(2)R	15/09/2005	Allotment of Shares
88(2)R	15/09/2005	Allotment of Shares
88(2)R	15/09/2005	Allotment of Shares
288c	15/09/2005	Change of Directors Particulars - David Bennett
88(2)R	22/09/2005	Allotment of Shares
88(2)R	05/10/2005	Allotment of Shares
88(2)R	05/10/2005	Allotment of Shares
88(2)R	21/10/2005	Allotment of Shares
288c	25/10/2005	Change of Directors Particulars - Richard Banks
88(2)R	02/11/2005	Allotment of Shares
88(2)R	02/11/2005	Allotment of Shares
288b	11/11/2005	Resignation of Director - John Windeler
288a	11/11/2005	Appointment of Director - Sir Derek Higgs
88(2)R	16/11/2005	Allotment of Shares
88(2)R	16/11/2005	Allotment of Shares
88(2)R	16/11/2005	Allotment of Shares
88(2)R	16/11/2005	Allotment of Shares
88(2)R	16/11/2005	Allotment of Shares
88(2)R	18/11/2005	Allotment of Shares
363a	25/11/2005	Allotment of Shares
88(2)R	28/11/2005	Allotment of Shares
88(2)R	28/11/2005	Allotment of Shares
88(2)R	28/11/2005	Allotment of Shares
88(2)R	28/11/2005	Allotment of Shares
88(2)R	28/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	30/11/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	02/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares
88(2)R	07/12/2005	Allotment of Shares

169	08/12/2005	Return by a Public Company cancelling shares
169	08/12/2005	Return by a Public Company cancelling shares
169	08/12/2005	Return by a Public Company cancelling shares
169	08/12/2005	Return by a Public Company cancelling shares
88(2)R	09/12/2005	Allotment of Shares
88(2)R	09/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	14/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
88(2)R	19/12/2005	Allotment of Shares
288a	28/12/2005	Appointment of a Director - Rodney Duke
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	28/12/2005	Allotment of Shares
88(2)R	05/01/2006	Allotment of Shares
88(2)R	05/01/2006	Allotment of Shares
88(2)R	05/01/2006	Allotment of Shares
169	05/01/2006	Return by a Public Company cancelling shares
169	05/01/2006	Return by a Public Company cancelling shares
88(2)R	06/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	12/01/2006	Allotment of Shares
88(2)R	13/01/2006	Allotment of Shares
88(2)R	13/01/2006	Allotment of Shares
88(2)R	25/01/2006	Allotment of Shares
88(2)R	25/01/2006	Allotment of Shares
88(2)R	01/02/2006	Allotment of Shares
88(2)R	02/02/2006	Allotment of Shares
88(2)R	20/02/2006	Allotment of Shares

88(2)R	28/02/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	10/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares

88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	20/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	22/03/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares
88(2)R	19/04/2006	Allotment of Shares

During the year to 30 April 2006, a total of 4,357,737 shares were newly allotted. The current issued share capital is 450,463,520.

The Annual Report and Accounts for the year ended 31 December 2004 were filed at Companies House on 21 June 2005. Further information on these filings can be found on the Companies House website www.companieshouse.gov.uk or through Companies House Direct at www.direct.companieshouse.gov.uk

Announcements lodged with UK Listing Authority

The following filings were made in respect of Alliance & Leicester plc's Euro Medium Term Note programme and US Extendible Notes program during the 12 month period up to and including 30 April 2006:

1. U.S.$25,000,000,000 Euro Medium Term Note Programme Information Memorandum dated 6 May 2005.
2. U.S.$25,000,000,000 Euro Medium Term Note Programme Prospectus dated 7 July 2005.
3. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 10 August 2005.
4. U.S.$25,000,000,000 Euro Medium Term Note Programme Supplementary Prospectus dated 6 March 2006.
5. U.S.$2,000,000,000 Extendible Floating Rate Notes Offering Circular and Pricing Supplement dated 1 November 2005.

The following is a summary of the listed securities issued by Alliance & Leicester plc under its Euro Medium Term Note Programme during the 12 month period up to and including 30 April 2006.

Currency	Amount	Issue Date	Maturity Date	ISIN
USD	50,000,000	26/05/2005	30/06/2015	XS0220474182
EUR	500,000,000	20/06/2005	20/06/2012	XS0222335134
GBP	30,000,000	20/06/2005	20/06/2012	XS0222477274
GBP	50,000,000	24/06/2005	30/11/2009	XS0206374125
EUR	100,000,000	29/06/2005	29/06/2007	XS0223150052
GBP	18,500,000	19/07/2005	19/07/2007	XS0224966621
EUR	100,000,000	01/08/2005	01/08/2007	XS0225737484
EUR	50,000,000	25/08/2005	25/02/2008	XS0227972634
GBP	150,000,000	01/09/2005	07/12/2010	XS0228545934
GBP	1,394,000	13/09/2005	07/09/2010	XS0229791917
GBP	2,549,000	13/09/2005	07/09/2011	XS0229792485
GBP	60,000,000	15/09/2005	17/09/2007	XS0229672315
EUR	100,000,000	16/09/2005	25/02/2008	XS0227972634
GBP	11,628,000	20/09/2005	21/03/2011	XS0230454869
EUR	1,000,000,000	21/09/2005	21/09/2010	XS0229757736
GBP	25,000,000	21/09/2005	02/04/2007	XS0230356858
GBP	200,000,000	10/10/2005	10/10/2008	XS0231173559
EUR	100,000,000	10/10/2005	10/10/2017	XS0231226779
JPY	12,200,000,000	31/10/2005	31/10/2008	XS0233806412
GBP	50,000,000	02/11/2005	02/11/2007	XS0233632081
GBP	75,000,000	07/11/2005	30/12/2008	XS0168950672
GBP	50,000,000	10/11/2005	17/12/2007	XS0198550237
GBP	2,500,000	15/11/2005	09/11/2011	XS0235591533
GBP	1,250,000	15/11/2005	09/11/2010	XS0235612396
GBP	615,000	21/11/2005	20/11/2015	XS0236234398
GBP	21,703,000	22/11/2005	23/05/2011	XS0236338686
AUD	200,000,000	22/11/2005	22/11/2010	XS0236113097
AUD	20,000,000	25/11/2005	23/11/2006	XS0236587399
GBP	40,000,000	07/12/2005	07/12/2007	XS0236903810
EUR	200,000,000	14/12/2005	20/06/2012	XS0222335134
EUR	200,000,000	22/12/2005	25/02/2008	XS0227972634
GBP	50,000,000	23/12/2005	17/12/2007	XS0239400194
GBP	2,900,000	17/01/2006	11/01/2012	XS0241121010
USD	800,000,000	19/01/2006	19/01/2011	XS0240286749
GBP	14,300,000	31/01/2006	29/07/2011	XS0242634367
GBP	200,000,000	01/02/2006	01/03/2011	XS0242977485
JPY	9,000,000,000	07/02/2006	07/02/2008	XS0243388864
USD	20,000,000	08/02/2006	08/02/2008	XS0243232690
GBP	20,000,000	08/02/2006	08/02/2011	XS0243529277
USD	200,000,000	14/02/2006	19/01/2011	XS0240286749
EUR	100,000,000	15/02/2006	15/02/2013	XS0244394028
JPY	2,000,000,000	16/02/2006	07/02/2008	XS0243388864
EUR	300,000,000	24/02/2006	20/06/2012	XS0222335134
USD	50,000,000	27/02/2006	27/02/2009	XS0245333017
SEK	800,000,000	09/03/2006	09/03/2009	XS0246514797
EUR	500,000,000	09/03/2006	09/03/2011	XS0246741697

GBP	2,400,000	14/03/2006	08/03/2012	XS0247682106
GBP	50,000,000	15/03/2006	17/03/2008	XS0246484942
GBP	1,340,000	21/03/2006	21/09/2011	XS0248446410
CHF	15,000,000	07/04/2006	07/04/2008	XS0249906214
GBP	100,029,000	12/04/2006	12/10/2007	XS0250105748

In accordance with the provisions of Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date owing to changing circumstances.

This Annual Information Update is required by and is being made pursuant to Article 10 of the Prospectus Directive, as implemented in the United Kingdom and not for any other purpose and neither the Company, or any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of the information which it contains. This information is not necessarily up to date as at the date of this Annual Information Update and the Company does not undertake any obligation to update any such information in the future. Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. This Annual Information Update does not constitute an offer of any securities addressed to any person and should not be relied on by any person.

Paste the following link into your web browser to download the PDF document related to this announcement:

www.rns-pdf.londonstockexchange.com/rns/8953c_-2006-5-12.pdf

Simon Lloyd
12 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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File No. 82-4964

RNS Number:5226D
Alliance & Leicester PLC
24 May 2006

Publication of Prospectus

The following Prospectus has been approved by the UK Listing Authority and is available for viewing:

Prospectus dated 22nd May, 2006 for the £300,000,000 Alliance & Leicester plc Series A Fixed/Floating Rate Non-Cumulative Callable Preference Shares

To view the full document, please paste the following URL into the address bar of your browser.

Prospectus

http://www.rns-pdf.londonstockexchange.com/rns/5226d_-2006-5-24.pdf

The Prospectus is not provided for, or directed at, U.S. persons or persons in the United States. If you are a U.S. person or are viewing this page from the United States, you should exit this section of the website.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in such Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein. In particular, the Prospectus does not constitute an offer of securities for sale in the United States. The securities described herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under any relevant securities laws of any state of the United States of America and may not be offered or sold to U.S. persons or to persons within the United

States of America.

Your right to access this service is conditional upon complying with the above requirement.

END

File No. 82-4964

Regulatory Announcement

Go to market news section

Free annual report

Alliance Leicester

Company	Alliance & Leicester PLC
TIDM	AL.
Headline	Holding(s) in Company
Released	16:30 26-May-06
Number	6933D

RNS Number:6933D
Alliance & Leicester PLC
26 May 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	4,174,339*
Chase GA Group Nominees Ltd	6,828,849*
Chase Nominees Ltd	529,187*
CUIM Nominees Ltd	3,159,485*
Vidacos Nominees Ltd	104,929*

*Denotes beneficial interest

5. Number of shares / amount of stock acquired

1,652,144

6. Percentage of issued class

0.37%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

23 May 2006

11. Date Company informed

25 May 2006

12. Total holding following this notification

14,796,789 - beneficial interest only

13. Total percentage holding of issued class following this notification

3.28%

14. Any additional information

Figures are based on shares in issue of 450,466,785

15. Name of contact and telephone number for queries

Richard Hawker - 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

26 May 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

File No. 82-4964

Regulatory Announcement

Go to market news section

Free annual report

Company	Alliance & Leicester PLC
TIDM	AL.
Headline	Blocklisting Interim Review
Released	16:30 26-May-06
Number	6929D

RNS Number:6929D
Alliance & Leicester PLC
26 May 2006

BLOCKLISTING SIX MONTHLY RETURN

1. Name of applicant:

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1999 (May)

3. Period of return:

From 12/11/05 To 12/05/06

4. Balance under scheme from previous return:

1,551

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

Nil

7. Balance under scheme not yet issued/allotted at end of period

1,551

8. Number and class of securities originally listed and the date of admission

12/05/99 - 319,479

9. Total number of securities in issue at the end of the period

450,466,785

Name of contact Sandra Odell - Deputy Secretary
Address of contact Carlton Park, Narborough, Leicester LE19 0AL
Telephone number 0116 200 4352

This information is provided by RNS
The company news service from the London Stock Exchange

END

Close

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,953	1,688	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	632	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

7

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES Address: UK postcode:		1,953
Name: Rebecca Galvin Address: 7 Hartopp Close Bushby Leicester UK postcode: LE7 0ND	Ordinary	1,688
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

06-Jun-06

Alliance Leicester

2002 3 Year Maturity 15th Tranche

Name			Address			Total Options Exercised
LOUISE	GRANT	11 Doonvale Avenue	Dalrymple	Ayr	KA6 6GZ	150
CHETNA	PATEL	3 Hampden Road	Leicester		LE4 9EN	1503
SLAVEN	JOANNE	67 Langley Avenue	Arnold	Nottingham		300
						1953

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	256	9,501	9,187
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	705	1122	1221

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES		256
Address:		
UK postcode:		
Name: Capita IRG Trustees Limited	Ordinary	18,688
Address: The Registry 34 Beckenham Road Beckenham Kent		
UK postcode: BR3 4TU		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________________ **Date** 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 16/06/06

Alliance Leicester

Early Exercise 2005 Scheme

Name			Address					Total Options Exercised
MR	PAUL	FOY	45 WEBSTER AVENUE	BOOTLE	MERSEYSIDE	L20 9JF		19
MRS	CHRISTINE	SLATER	14 REGAL COURT	LIVERPOOL ROAD	AINSDALE	SOUTHPORT	PR8 3BU	113
MR	JAMES	FITZSIMMONS	42 ASHBOURNE AVENUE	NETHERTON	MERSEYSIDE	L30 3SF		124
								256

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

RECEIVED
2006 JUL 19 P 2:
OFFICE OF INTERNATION CORPORATE FINANCE

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	502	1,230	1,338
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	632	689	668

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted: 3,070
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 16/06/06

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address				Total Options Exercised
MR	EDWARD	BERRY	97 GARDNER AVENUE	BOOTLE	MERSEYSIDE	L20 6EF	141
MISS	LYNN	ROBINSON	97 MILL LANE	EARL SHILTON	LE9 7AY		361
							502

689

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 16/06/06

Alliance Leicester

Early Exercise 2003 Scheme

Name			**Address**					**Total Options Exercised**
MR	LEO	VERHAAG	THE COPSE	BROADLANDS	PITSFORD	NORTHAMPTON	NN6 9AZ	1230
								1230

668

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 16/06/06

Alliance Leicester

Early Exercise 2004 Scheme

Name			**Address**					**Total Options Exercised**
MR	PAUL	FOY	45 WEBSTER AVENUE	BOOTLE	MERSEYSIDE	L20 9JF		57
MRS	CHRISTINE	SLATER	14 REGAL COURT	LIVERPOOL ROAD	AINSDALE	SOUTHPORT	PR8 3BU	150
MR	EDWARD	BERRY	97 GARDNER AVENUE	BOOTLE	MERSEYSIDE	L20 6EF		57
MS	LINDA	BACKLAND	116 SOUTHPORT ROAD	BOOTLE	MERSEYSIDE	L20 9EG		716
MR	JAMES	FITZSIMMONS	42 ASHBOURNE AVENUE	NETHERTON	MERSEYSIDE	L30 3SF		358
								1338

716

coform

File No. 82-4964 **88(2)**

RECEIVED 2006 JUL 19 P 2:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,989	1,753	1,665
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	834	860	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Elizabeth Thornewill	Class of shares allotted: Ordinary	Number allotted: 5,407
Address: 87 Reffield Close Towcester Northants		
UK postcode: nn12 6dz		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	115	1,906	1,816
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	879.5	881	871.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Elizabeth Thornewill	Class of shares allotted: Ordinary	Number allotted: 3,837
Address: 87 Reffield Close Towcester Northants		
UK postcode: nn12 6dz		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	678	3,210	516
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	1056	510	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Elizabeth Thornewill Address: 87 Reffield Close, Towcester, Northants UK postcode: nn12 6dz	Ordinary	678
Name: Stephen Pearce Address: 3 Bullfield Close, Greetham, Oakham, Rutland UK postcode: LE15 7NY	Ordinary	3,210
Name: Stephen Hay Address: 10 Carnforth Close, Croxteth Park, West Derby, Liverpool UK postcode: L12 0HP	Ordinary	516
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 2778
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 2	0 6	2 0 0 6			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,822	1,876	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Rebecca Galvin	Ordinary	1,822
Address: 7 Hartopp Close Bushby Leicester		
UK postcode: LE7 9ND		
Name: Mary Monkhouse	Ordinary	1,876
Address: 7 Chartmount Way Gateacre Liverpool		
UK postcode: L25 5LB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 19-Jun-2006

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sue Kettell, Share Schemes, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 2778

DX number 11000 DX exchange Leicester 14

coform

RNS Number:1377E
Alliance & Leicester PLC
06 June 2006

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 450,519,894 ordinary shares of 50 pence each. The International Securities Identification Number for these shares is GB0000386143.

This information is provided by RNS
The company news service from the London Stock Exchange

END

File No. 82-4964

RNS Number:1375E
Alliance & Leicester PLC
06 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Alliance & Leicester plc

2. Details of transactions

Name	Transaction Notified in Accordance with DR 3.1.4R (1)(a) PDMR	(1)(b) Director	Number of Shares Acquired	Price per Share £
R L Banks	Yes	Yes	10	12.21
D J Bennett	Yes	Yes	10	12.21
C S Rhodes	Yes	Yes	10	12.21
T S Lloyd	Yes		10	12.21
S Murphy	Yes		10	12.21
S Baum	Yes		10	12.21
G Wilkinson	Yes		10	12.21
S Dawkins	Yes		10	12.21
L Permutt	Yes		10	12.21
I D Buchanan	Yes		10	12.21
A P Lee	Yes		10	12.21
R J Hopwood	Yes		10	12.21
I J Hares	Yes		10	12.21
G Pilkington	Yes		10	12.21
B Glover	Yes		10	12.21
S Leonard	Yes		10	12.21

3. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 2 and identify the connected person

N/A

4. Indicate whether the notification is in respect of a holding of the person referred to in 2 or 3 above or in respect of a non-beneficial interest

Holding of persons named in 2 above

5. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary Shares of 50p each

6. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Capita IRG Trustees Limited

7. State the nature of the transaction

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

8. Number of Shares, debentures or financial instruments relating to shares acquired

160

9. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

Minimal

10. Number of shares, debentures or financial instruments relating to shares disposed

Nil

11. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

Nil

12. Price per share or value of transaction

£12.21 per share

13. Date and place of transaction

5 May 2006 - New shares allotted, off market transaction in the United Kingdom

14. Date issuer informed of transaction

5 May 2006

15. Any additional information

None

16. Name of contact and telephone number for queries

Sandra Odell - 0116 200 4352

Name and signature of duly authorised officer of issuer responsible for making notification

Sandra Odell

Deputy Secretary

Date of notification

6 May 2006

END

RNS Number:3886E
Alliance & Leicester PLC
12 June 2006

File No. 82-4964

Alliance & Leicester Pre-Close Trading Statement

Background

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its trading in 2006. This statement sets out the information being provided in the conference call and subsequent analyst meetings.

Overall progress

Alliance & Leicester continues to focus on delivering its business strategy and is making good progress against each of its strategic objectives.

Franchise growth

We delivered strong franchise growth in the first three months of 2006.

We have continued to focus on the prime residential mortgage market. Our gross lending in the first quarter of 2006 was £3.2bn, a market share of 4.3%, and net lending was £1.4bn, a market share of 6.3%. We will shortly start to distribute buy to let, self certified, near prime and sub prime specialist mortgage products through a number of mortgage intermediaries. The assets originated will be sold to Lehman Brothers under an agreement.

Our unsecured personal loan gross advances were £565m in the first quarter of 2006 compared to £890m in the same period last year. Unsecured loan balances have remained stable compared to the end of 2005 at £3.5bn. Sales of our new secured loan product are not expected to make a material contribution in the first half of 2006.

Personal customer deposit balances increased to over £21bn at the end of March 2006 (December 2005: £20.6bn) and our current account base continues to grow, with sales of new current accounts in the first quarter of 2006 significantly higher than in the same period in 2005.

Wholesale Banking business volumes grew in the first quarter of 2006, with the value of cash sales increasing by over 10% and new business banking account openings increasing by over 30%, compared to the same period in 2005. Commercial lending balances increased to over £5.8bn at the end of March 2006 (December 2005: £5.5bn).

Income and costs

Average interest earning assets in the first three months of 2006 were 11% higher than in the whole of 2005. As expected, the Group's net interest margin continued to decline during the first quarter of 2006, due to a lower mortgage and savings margin and a change in business mix towards lower margin assets.

Revenues from our Partner 4 products (credit cards, long-term investments, life assurance and general insurance) in the first half of 2006 are expected to be similar to the same period in 2005.

Total Group revenues in the second half of 2006 will reflect franchise growth, the continued active management of our commercial lending portfolio and the benefit of the growth in customer accounts and balances in the first half of the year.

Total costs (Note 1) in the first half of the year are expected to be broadly similar to the same period last year.

This results from continuing productivity improvements almost completely offsetting the costs of servicing increased business volumes and implementing and operating the new developments highlighted in our preliminary results

announcement in February 2006.

Operating lease depreciation for the first half of 2006 is expected to be broadly in line with the £39m incurred in the first half of 2005.

We are making good progress in the re-organisation of our current account back office operations and expect around £15m of the previously announced one-off voluntary redundancy costs associated with this project to be incurred in the first half of 2006.

Asset quality and impairment losses

The Group's asset quality remains strong and above industry averages.

Our mortgage asset quality remains excellent, with the proportion of accounts in arrears lower than at the end of 2005, and our commercial lending asset quality remains very strong.

Our unsecured lending asset quality remains strong, with new lending in 2006 being of better quality than that in 2005. We continue to monitor our unsecured lending performance closely and have tightened our scorecards further this year. Our leading credit indicators are showing signs of improvement, although the proportion of balances in arrears at the end of May 2006 - at 5.7% - reflects the seasoning of the loan book and market-wide trends in unsecured lending credit quality.

In line with the guidance we gave in February 2006 we expect the growth rate in the Retail Banking impairment charge in the first half of 2006 to be slightly lower than for the whole of 2005.

Capital

We issued £300m of preference shares in May 2006.

We continue to aim for a core tier 1 (equity and preference shares) capital ratio of between 6.0% and 6.5% at the end of 2006. Further guidance on our plans for a share buyback programme in the second half of 2006 will be given in our interim results announcement.

Tax

Our total tax charge, post-tax profit, return on equity tier 1 capital and earnings per share in 2006 will all benefit from the release of a tax provision of £29.7m in the first half of 2006, following final agreement with HM Revenue & Customs on the tax treatment of the excess received on the disposal of our credit card accounts to MBNA on 1 August 2002.

Conference call details

A conference call for analysts and investors will take place at 9.00 am today (12 June). To access the call, please call +44-(0)-207-365 8426 (US 617-801-9711) and ask for the Alliance & Leicester Pre-Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk .

A replay of the conference call will be available on the website, or by calling +44-(0)-207-365-8427 (US 617-801-6888) and keying in the pass number 35360252.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2006 will be announced on 28 July 2006. The analyst presentation will be held at the London Stock Exchange.

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Press Office		Tel: 0116 200 3355
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at

www.alliance-leicester-group.co.uk

Note

1. Total costs for this purpose exclude operating lease depreciation and the one-off costs of the voluntary redundancy programme associated with the re-organisation of our current account back office.

Regulatory information and disclaimers

As a consequence of the statement issued by Credit Agricole S.A. on 22 May, Alliance & Leicester is in an 'offer period' and therefore subject to the rules of the Takeover Code.

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions, the current regulatory environment and the current interpretations of IFRS applicable to past, current and future periods. Nothing in this announcement should be construed as a profit forecast.

END

File No. 82-4964

RNS Number:7557E
Alliance & Leicester PLC
16 June 2006

Alliance & Leicester plc ("Alliance & Leicester")

Rule 2.10 Disclosure

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Alliance & Leicester confirms that it has in issue 450,530,128 ordinary shares of 50 pence each. The International Securities Identification Number for these shares is GB0000386143.

END

MANDATE YOUR DIVIDEND FOR A CHANCE TO WIN A £200 GIFT VOUCHER

If you would like the convenience of receiving your dividend payments directly into your bank account, simply complete the dividend payment instruction form overleaf and return it to our Registrars in the reply paid envelope.

The advantages of receiving your Alliance & Leicester dividends in this way are:

- the money will usually be available to you more quickly than if you are paid by cheque
- there is no risk of your dividend being lost or delayed in the post
- just one tax voucher will be issued each year with details of your dividend payments for tax purposes

Additionally, if you complete and return the dividend payment instruction form before 23 June 2006, you will be entered for a Prize Draw to win one of five shopping gift vouchers worth £200. The vouchers are welcome in most major high street shops. No purchase necessary, please refer to the terms and conditions overleaf.

O/18 Alliance Leicester

ALLIANCE & LEICESTER plc

Ordinary Shares of 50p each

ISIN GB0000386143

TAX VOUCHI

8 May 20(

The attached cheque is in payment of the final dividend for the year ended 31 December 2005 at the rate of 34.7p per share on the Ordinary Shares in respect of which you were t
egistered holder as at the record date of 7 April 2006.

Simon Lloyd
Group Secretary

02/00000001/13877Av1

This voucher should be kept. t will be accepted by HM Revenue & Customs as evidence of the Tax Credit shown (see over). You may be charged for a duplicate. Correspondence about this dividend, including changes of address should be sent to the Registrar at the address opposite.

10020

Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield, HD8 0LA

investor code	holding	tax credit	dividend payable

PLEASE DETACH THIS TAX VOUCHER AND DIVIDEND PAYMENT FORM FROM THE DIVIDEND CHEQUE BEFORE PRESENTING IT TO THE BANK

BLT 06 M

O/18 Alliance Leicester
COMMERCIAL BANK
Bootle Merseyside GIR 0AA

ALLIANCE & LEICESTER plc

Ordinary Shares Dividend Cheque

72-00-0(

THE SUM OF

186973

8 May 200(

This cheque should be presented for payment through a Bank (or Building Society) by 7 May 2007, and if not, returned to the Registrar for verification.

PAY

CANCELLED

ACCOUNT PAYEE ONLY

£ ** **

For and on behalf of Alliance & Leicester plc

4483243

Simon Lloyd
Group Secre

⑈186973⑈ 72⑆03541⑆ 04483243⑈

Dividend Payment Instruction Form

To: Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA

Bank's (or Building Society's) Reference Number and Details:

(1) Sorting Code No. [ ][ ] – [ ][ ] – [ ][ ]

(2) Name of Bank (or Building Society) and Title of Branch ____________

(3) Account Number [ ][ ][ ][ ][ ][ ][ ][ ]

(4) Building Society Account Reference or Roll Number [ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ][ ]

All the Registered Holders must sign this form

SOLE OR FIRST JOINT HOLDER TO ENTER FULL NAME HERE:

Mr/Mrs/Miss/Ms .... SOLE OR FIRST JOINT HOLDER TO ENTER FULL NAME HERE

.... SIGN HERE

OTHER JOINT HOLDERS TO ENTER FULL NAME(S) AND TO SIGN BELOW:

Mr/Mrs/Miss/Ms – Name in full ____________ Signature ____________

Mr/Mrs/Miss/Ms – Name in full ____________ Signature ____________

Mr/Mrs/Miss/Ms – Name in full ____________ Signature ____________

PLEASE COMPLETE THIS FORM
AND RETURN IN THE REPLY PAID ENVELOPE PROVIDED:
Capita Registrars
Northern House, Woodsome Park,
Fenay Bridge, Huddersfield, HD8 0LA

Prize Draw Terms & Conditions

Closing date is 23 June 2006. Illegible / incomplete entries are not accepted. One entry per person. Winners will be notified by post within 28 days of the closing date. A list of the winners' names will be available from the address below. No purchase necessary. Alliance & Leicester shareholders completing a mandate will be entered for the draw. Shareholders can also enter by sending their name and address to the address below. The draw takes place on 29 June 2006. Winners will be the first five entries drawn which comply with these rules. The conditions of the shopping vouchers apply.

Promoter: *Alliance & Leicester plc, Carlton Park, Narborough, LE19 0AL.*

Shareholder Services Contacts

If you have any queries about this payment or your shareholding please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA, email **alshareholder@capitaregistrars.com** or call 0870 607 0414 (or +44 20 8639 3343 for overseas callers). Please quote your investor code (overleaf) or full name and address.

You can access the shareholder website at **www.alliance-leicester-shareholder.co.uk** where you can register to view details of your shareholding and change your address or your dividend mandate.

Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones.

Income Tax Notes

- Dividends are treated as the top slice of an individual's income for income tax purposes.
- The tax credit attached to the dividend is one ninth of the dividend.
- Dividends falling in the lower and basic rate tax bands will be taxed at the special rate of 10%, and any liability will be covered by the tax credit shown overleaf.
- Dividends falling within the higher rate band will be taxed inclusive of the tax credit at a rate of 32.5%, against which the tax credit may be set.
- The tax credit is **not** repayable even where it exceeds an individual's tax liability.

Any questions regarding the taxation of the dividend should be addressed to either your tax office or your tax advisor.